Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street, Suite 700
Rochester, NY 14604

Item 2	Date of Material Change

January 9, 2017

Item 3	News Release

A news release was disseminated on January 24, 2017 through the facilities of
Stockwatch.

Item 4	Summary of Material Change

The Company has completed the third and final tranche of its proposed non-brokered private placement, as announced on December 2, 2016.

Item 5	Full Description ofMaterial Change

Gross proceeds of $214,578.00 were raised through the sale of 1,021,800 units at a price of $0.21 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.25 for a period of 36 months.

No finder’s fees were paid in association with the final tranche.

All securities issued in the third tranche are subject to a hold period in Canada expiring on May 10, 2017. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

An aggregate of 2,521,800 units were issued over the three tranches of the private placement, generating aggregate gross proceeds of $529,578.00. Aggregate finder’s fees of $14,700.00 and 70,000 warrants (issued on the same terms as the units) were paid.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (732)-576-8800.

Item 9	Date of Report

January 25, 2017